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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2021
Washington DC
406

SEC FILE NUMBER
8-49589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Maitland Center Commons
(No. and Street)

Maitland	FL	32751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Covert 407-644-1986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

B F Borgers, CPA PC
(Name – *if individual, state last, first, middle name*)

5400 W Cedar Ave	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Terry Covert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

ROBIN BRYANT
MY COMMISSION # GG 121613
EXPIRES: November 5, 2021
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Timothy Partners, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Timothy Partners, Ltd. (the "Company") as of December 31, 2020, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2019
Lakewood, CO
February 26, 2021

TIMOTHY PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION
For the Year Ended December 31, 2020

ASSETS		
Cash	$	614,153
CD at Seacoast Bank		86,037
Commissions and fees receivable		1,318,401
Other receivables		28,494
Prepaid expenses		102,533
Property and equipment, net of accum depr (363,744)		467,915
Intangible assets, net of accum amort (209,723)		4,197
Other Assets		2,200
TOTAL ASSETS	$	2,623,930

LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses		974,781
Total Liabilities	$	974,781
PARTNERS' EQUITY:		
Partners' equity		1,649,149
	$	1,649,149
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	2,623,930

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Revenue Recognition

The Partnership provides investment advisory services to the Timothy Plan family of mutual funds (a related party) on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customer's asset under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the service provided in that period, which are distinct from the services provided in other periods.

Commissions from the sale of mutual funds, variable annuities and 12b-1 fees are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue Recognition (Continued)

The Partnership also acts as underwriter for the Timothy Plan family of mutual funds. The Partnership receives a 50-basis point portion of the upfront sales charge on Class A shares. Revenue is recognized on the trade date for the portion the Partnership receives. The Partnership believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Partnership needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Receivables and Allowance for Doubtful Accounts

Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. Maintenance, repairs and renewals which neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in revenues or expenses, respectively.

Fair Value of Financial Instruments

Professional standards require disclosure of an estimate of fair value of certain financial instruments. The Partnership's significant financial instruments are cash and other short-term assets and liabilities. For these financial instruments, carrying values approximate fair value due to the short-term nature of these instruments.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Subsequent Events

Subsequent events were evaluated through February 21, 2021, which is the date the financial statements were available to be issued.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k)(2)(i) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Partnership maintains its cash deposits at a bank. Cash deposits in the bank, at times, exceed federally insured limits. The Partnership has not experienced any losses in its cash and cash equivalents and believes that there is no significant risk with respect to these deposits.

The Partnership receives all of its advisor, mutual fund fees and 12b-1 fees revenue from one customer, the Timothy Plan. The Partnership expects to maintain this relationship with the customer. Due to the significance of revenue generated from the Timothy Plan, the Partnership's revenue is almost solely dependent on the market value and sales of the Timothy Family of Funds.

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

The Partnership accounts for uncertain tax positions, if any, in accordance with ASC Section 740. In accordance with these professional standards, the Partnership recognized tax positions only to the extent that management believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Management

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes (Continued)

believes that it has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements for the year ended December 31, 2020.

The Partnership believes that its income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2020.

The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress. The Partnership believes it is no longer subject to income tax examinations for fiscal years ending prior to December 31, 2017.

The Partnership's policy is to classify income tax related interest and penalties in interest expense and other expenses, respectively.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2020, consist of the following:

Receivable – Year End Accruals	48
Due from related company (see Note F)	$ 150
Overpayment to Broker/Dealers	264
Employee advances	10,182
Trustee Meeting Advance Payments	1,250
Advance Consultant Fees	1,600
Receivable from Sub Advisors	15,000
	$ 28,494

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020 consists of the following:

Computer equipment	$ 25,219
Office equipment	72,765
Software	6,518
Furniture and fixtures	222,067
Leasehold improvements	579,103
	905,672
Less accumulated depreciation	(437,757)
	$ 467,915

Depreciation expense for the year ended December 31, 2020 is $29,616.

NOTE D – INTANGIBLE ASSETS

Intangible assets at December 31, 2020 consist of the following:

Issue cost of additional classes-B, C and Variable	$ 122,961
Fund and partnership set-up cost	93,637
Merrill Lynch set-up fee	50,000
Custom programming-fund service company	8,166
Trademark and logo costs	4,400
	279,164
Less accumulated amortization	(274,967)
	$ 4,197

Amortization expense for the years ended December 31, 2020 is $3,921.

NOTE E – INVESTMENT IN MCCM, LLC

The Partnership sold its 25% interest in MCCM, LLC on December 28, 2020. See Note F

NOTE F – RELATED PARTY TRANSACTIONS

The Partnership rented its office space from MCCM, LLC for the year 2020, in which the Partnership had an ownership interest. The rental lease agreement was for a period of one year, beginning February 1st and ending January 31st. Monthly rent payments were $13,166 plus 6% sales tax for a total of $13,955.96 for the lease term February 1, 2019 to January 31, 2020. Total rent and sales tax expense was $167,472 for the year ended December 31, 2020. The building was sold December 28, 2020 and MCCM was completely liquidated (see Note E). The Partnership no longer has an ownership interest in the new landlord.

The Partnership has a receivable due from a company, which is related through common ownership, of $150 as of December 31, 2020 (see Note B). The receivable is non-interest bearing and has no maturity date.

In 2009 the Partnership began paying screening research fees to a company, which is related through common ownership. The Partnership has research fees expense of $224,500 to this company for the year ended December 31, 2020.

The President of the Partnership is the Chairman and President of the Timothy Plan. He and his immediate family are also the majority shareholders of the Partnership's General Partner. The General Partner currently has a 10% interest in the profits of the Partnership.

NOTE G – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Partnership has no commitments, contingencies or guarantees for the year ended December 31, 2020.

NOTE H - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Partnership has net capital of $817,495, which is $752,510 in excess of the required net capital of $64,985. The Partnership's ratio of aggregate indebtedness to net capital is 6.45 to 1 at December 31, 2020.

NOTE I - RECENTLY ADOPTED ACCOUNTING GUIDANCE

Effective 1-1-2018 the Partnership adopted ASU 2014-09, which provides guidance on the recognition of revenues from contracts and requires gross presentation on certain contract costs. This provision was applied prospectively from 1-1-18 and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning partners equity.

NOTE J – PAYROLL PROTECTION PROGRAM (PPP)

On April 23, 2020, the Company received proceeds from a loan in the aggregate amount of $325,700, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part.